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Boyd Cru Wines

Maryland USA

We are a Black family-owned wine company in Maryland, dedicated to honoring our roots and creating a legacy that extends beyond our family. Our passion for entrepreneurship and community impact, instilled by our parents and grandparents, has inspired us to embark on this journey.



At Boyd Cru Wines, we believe that wine is a universal language, speaking to each individual in a unique way. Our wines are locally grown in Maryland, using sustainable practices that respect our environment. Our wines embody the essence of joy, vibrancy, and liberation. Through our wines, wine education and wine experiences we focus on building community, fostering connection and promoting self care and self expression.



- #Sustainability
- #Community
- #SocialEnterprise
- #JobCreation

$0 funds committed
of $27,500 maximum target
$10K minimum

Investment Summary

Revenue Share

Minimum Investment: $100

Repayment Amount: 2x

*See Offering & Form C sections below for disclosures

Offering

Debt

Form C

- 📄 Preview Form C

Mission

Boyd Cru Wines mission is to build community, foster connection and promote self expression and self care all through the wonderful world of wine. Wine is so much more than a beverage it's a lifestyle and a way of living and we aim to take the pretentiousness out of it and make it less intimidating and accessible to everyone.

Boyd Cru Wines will use the proceeds of this Regulation Crowdfunding offering to hire and partner with a wine/spirits distributor that can assist us in growing the reach of our wine company into additional retailers as well as additional cities and states within the Northeast and Southeast region. Also we will continue to increase our wine inventory based on the demand from direct to consumer sales, wine experiences and wine education. We will also use the proceeds to launch a full scale digital marketing campaign that highlights the uniqueness of our wines and our competitive differentiators as a wine company to establish more brand awareness and drive more traffics to our website for e-commerce purchases. Finally the proceeds will assist us as we work towards finding a location to open our tasting room and community marketplace which will allow us to feature, highlight, and collaborate with other small businesses while creating an environment that our business and their business can thrive as a co-op and co-working space that aligns with our overall mission of impacting our local community.

Investment Perks

1. **$500**

   1 bottle of Boyd Cru Wines with owners signature- to be shipped within the 43 states Boyd Cru Wines ships to only. Please reference boydcruwines.com for exact shipping locations.

2. **$1,000**

   Boyd Cru Wines Custom Wood Wine Gift Box set- to be shipped within the 43 states Boyd Cru Wines ships to only. Please reference boydcruwines.com for exact shipping locations.

3. **$2,500**

3 bottles of Boyd Cru Wines Bundle Set- Living Legacy Red Blend, Community Vidal Blanc, and Free Spirit Rose- to be shipped within the 43 states Boyd Cru Wines ships to only. Please reference boydcruwines.com for exact shipping locations.

4.

All campaigns are minimum or nothing; Boyd Cru Wines will only receive funding if the minimum goal is reached.

Key Facts & Financials

- Two out of three wines won awards at the Maryland Wine Tastemaster Competition in 2023.
- 20 years of leadership and management experience between the CEO and CFO.
- First Black Family Owned wine company in Maryland as reported by Maryland Wine Association..
- Big box retailers want us! Boyd Cru Wines will be in Target beginning Spring 2024.
- Our Award winning Merlot Rose sold out by July after opening in April.
- We have been featured on WMAR2/ABC, NBC4 Washington, Good Day DC, Essence, and AfroTech.

- DEPARTMENT OF.pdf

Boyd Cru Wines Story

Boyd Cru Wines is a wine company that aims to take the pretentiousness out of wine, build community, connection and expression as well as make it accessible by introducing wine as a mood. Introducing wine as a mood helps wine drinkers both beginners and enthusiast discover wines they like based on their own palette, lifestyle, and preferences rather than be told what to like. We are the first Black family owned wine company in Maryland according to the Maryland Wine Association. We believe in making wines that are locally grown with sustainable practices in Maryland. Our wines are approachable, vibrant, joyful, and liberating. We're also disrupting the industry by bringing a nontraditional approach to a traditional industry. Our niche is focusing 90% of our wines around creating and producing blends and helping consumers learn more about wine through relevant and relatable experiences. We invite our community to come sip outside the lines with Boyd Cru Wines while changing the landscape of what the wine industry looks like.


WHY INVEST?
When You Invest, Everyone Wins
➔ Your principal amount invested will increase in the form of capital gains and dividends
➔ Diversify your portfolio and avert the risk to your capital.
➔ Join a company whose mission is dedicated to growth, community, legacy and shifting the culture of wine.
➔ Invest in a minority and family owned business that self funded with $35K to start, has been profitable in the first year and is looking to scale the business.
BOYD CRU WINES

OUR **FOUNDERS**

Mee



Jon'll Boyd

CHIEF EXECUTIVE OFFICER

Jon'll has started businesses with six-figure sale
own event planning business for the last 12 ye
comes from creating experiences. She has alwa
find a way to connect her passion for wine wit
business. Her MBA in marketing also is a streng

valuable in connecting people with Boyd Cru Wir

to build something incredible that serves womer

legacy for her family.

There are two full time roles within Boyd Cru Wines, myself, Jon'll Boyd, I am the CEO of Boyd Cru Wines and my business partner, Matthew Boyd, is the COO of Boyd Cru Wines. The background and relevant skills that Jon'll and Matthew bring to Boyd Cru Wines are prior business owners who bring 15 years of event planning business and customer service experience into Boyd Cru Wines as well as 12 years of pharmaceutical and chemistry knowledge. Both the CEO and the COO have an extensive educational background of a combined 20+ years of formal education and leadership skills which includes an MBA in Marketing, an Executive MBA from Darden Business program, WSET (Wine, Spirits, and Education Trust) Level 1 Certified and Washington State University's Wine and Business Management Certification.

GROWTH

Accomplishments and Miles





GROWTH

Accomplishments and Miles

AS FEATURED IN















2 abc BALTIMORE WMAR

NBC4 nbcwashingto

Business MONTHLY
PRE
STA
MISSIONS ARE POSSIBLE
See what Hopkins APL is working on for science » 7
MEDICAL SECTOR
A bright spot in commercial real estate » 10
PASSING THE TORCH
Long-time Gianni's Pizza owner to turn reins to daughter » 12
Boyd Cru Wines opens pop-
YOU NEED TO KNOW
Hospice of the Chesapeake CEO to exit » 3
Q&A with Amy Gowan, CEO of AAEDC » 6
Ball: State of Howard County is strong » 8
HCC, HCPSS focus on advancing apprenticeships » 9
Who's running for Sarbanes' seat in Congress? » 13
Building momentum for the new year » 14

Shop ESSENCE LIVE

CANVASREBEL

FOX 5 GOOD

AFRO

 

WHAT IS THE INVESTMENT?



The **$27,500 Investment** Will Be Used To:

➔ Assist us in tripling Boyd Cru Wines manufacturing and production to keep up with current demand.

➔ Fund the purchase and start up of Boyd Cru Wines Tasting Room and Community Marketplace.

➔ Expand distribution into additional big box retailers that align with our wine company such as Total Wine, Whole Foods, etc.

THE **MARKETPLACE**

The wine,
the fa

The global v

$340.23 bi

in 2021

---

at a CAGR

* source

THE MARKETPLACE

The C



380

Wineries and Vineyards
in the DMV market
(DC/Maryland/Virginia).
Only 80+ in Maryland.

* sources

The Maryland wine market is still considered to be in the beginning or infancy stages but is steadily growing as it relates to years in the industry, in comparison, to its nearby neighbor, Virginia, that has a reputation is often referred to as Virginia Wine Country. However Maryland wines and wineries are not to be underestimated. The current market, although small, is steadily growing. There are currently over 80 Maryland wineries as opposed to over 300 in the state of Virginia. With the opportunity to start our wine company in either Virginia or Maryland we saw more opportunity in Maryland to be a part of a growing wine scene that has been considered the underdog. We also saw an opportunity and need for more diversity just within the Maryland wine scene that Boyd Cru Wines could champion.

THE **MARKETPLACE**

What we *don*





REVENUE STREAMS

Experiences and Ec

Differentiators and Community Focus

- Unique wine experiences and educatic
- Community-driven, culture-centric, and
- Direct-to-consumer sales for maximun

Successful Collaboration: 35 Events (A

- Partnerships with small businesses an
- Enhanced our presence in Maryland's
- Building on this success, aiming for 50

High Profit Margins (80-90%)

- Experiences and education contribute

- ## Experiences and education contribute

- ## Direct sales result in favorable profit m

Our focus is on wine experiences and wine education that is community driven, culture centric and lifestyle enhancing have been one of most important differentiators and has allowed us to benefit from selling direct to our consumers. We have participated and/or partnered with other small businesses for a successful completion of 35 events as well as wine education in Maryland from April-December. We plan to increase this to 50 events in 2024. Continuing to focus on direct to consumer also allows us to benefit from 80-90% profit margin. Face time with our customers also builds rapport, trust and loyalty.



REVENUE STREAMS

Distribution and Retail

2023 Focus Transition to 2024 Goals
- Distribution a top priority in 2024, transitioning from a 2023 focus.
- Balanced approach: Maintain direct-to-consumer events while expanding reach.

Current Presence
- Currently in 2nd tier wine shops in Maryland: Crossvines and BottleGo.

2024 Distribution Goals
- Targeting 2 big box retailers and 5 additional 2nd tier wine shops.
- Aiming to enhance distribution, reaching a broader audience efficiently.

Strategic Partnership: Distributor Hiring
- In 2024, plan to hire a distributor to amplify outreach to retailers.
- Leveraging existing marketplace relationships for effective placement.

Projected 2024 Retail Locations
- Expanding to Girl and The Vine, Urban Grape DC, DC Target, and The Collective at CCBC.

Distribution was not our main focus in 2023 but is one of our top goals for 2024. Currently in 2 2nd tier wine shops located in Maryland. Our goal for 2024 is 2 big box retailers and 5 2nd tier wine shops so that we can increase expand distribution, increase our reach with less time yielded while balancing our direct to consumer events.



FUTURE REVENUE STREAMS

Tasting Room/Community Marketplace

Founding Goal: A Community Hub
- Since inception, our vision included a tasting room as a community marketplace.
- Support for businesses without physical locations, fostering collaboration; retail incubator.

Market Expansion Through Pops-Ups (2023)
- Popping up at various locations in 2023 provided insights.
- Identified optimal tasting room location based on demographics and market trends.

2024: Finalizing Tasting Room Location
- Goal for 2024 is to secure a perfect location for our tasting room.
- Considerations include demographics, market share, and projected profit.

Empowering Small Businesses
- Tasting room as a hub for pop-ups, retail, events, and collaboration.
- Boosting brand awareness and revenue for businesses without physical locations.

Success Proof in 2023
- 2023's success in wine experiences affirmed we can produce an acceptable product, that a substantial market existed for our product, and be profitable .
- Demonstrated that our audience appreciates wine paired with fun, community-building experiences.

Boyd Cru Wines

pretentiousness

Our wines are m

source vineyard

foster connection

making all of our

THE BUSINESS

What Makes U



Our compe
African An
well as on
woman-ow
market.

THE **BUSINESS**

Wha





THE **BUSINESS**

Wha





THE BUSINESS

Our Valu

WINE TO TABLE To cultivate the ri

the story of the wine, from each gra

each table.

POWER OF COMMUNITY Bringing

through approachable wines that te

experiences that cultivate connectic

PEOPLE Boyd Cru Wines is a plac

home and also ties back into the co

The Cru in Boyd Cru Wines means growth. The impetus to start our wine journey which led to Boyd Cru Wines came in the middle of the pandemic after losing two loved ones suddenly and way too soon, my husband's mother and my nephew. This made us realize that life is short and that now is the time to really follow our dreams as a family and build community and connection that became so sorely missed during the pandemic . Out of a desire to step out on faith and grow through our experiences with wine and how it has always been a part of our most memorable life's moments, our journey with owning a wine business began. Our mission statement is at the center of our company, our customers and our employees is GROWTH. Values: We are committed to G-Growth, R-Respect, O-Ownership, W-Warmth, T-Transparency, H-Heart.

THE PRODUCT
BOYD CRU
WINES
VIDAL BLANC
BOYD CRU
WINES
RED WINE BLEND
LIVING LEGACY
BOYD CRU
WINES
ROSE WINE
FREE SPIRIT



THE **PRODUCT**

More Than

Lifestyle

Members Exclusiv

Wine Educa

Community End

GROWTH STRATEGY

How We'll Scale

2024 Timeline

FEB 2024 — Re-release of 3 current wines and introduction of 2 new wines to the market. March 2023- Boyd Cru Wines launches in Target flagship store in DC.

MAY 2024 — Launch first wine club membership. Continued growth through e-commerce sales and community and lifestyle impact experiences.

OCT 2024 — Identify a location for Tasting Room and Community Marketplace. Introduce new sparkling wine and wine experiences for the holidays.

Projected Future Growth*

	BOTTLES PRODUCED	BOTTLES SOLD	GROSS REVENUE	NET REVENUE
2024	4500	3825	$133,875	$107,100
2025	8000	6400	$224,000	$179,200
2026	16000	12800	$512,000	$384,000
2027	32000	25600	$1,024,000	$716,800

* These are projections only and cannot be determined as guaranteed numbers.

BOYD CRU WINES

WHY INVEST?

Your Return On Investment

➜ We raised $96,500 from 71 investors in our first Reg CF offering that ended on 5/6/24.

➜ Min. investment of $80K met. This offering is to reach Max. $124K. The balance needed is $27.5K. Perks offered at select investment levels.

➜ Multiple for investors. 2x investment.

➜ 2 to 3 year projected fund life.

➜ Quarterly distributions begin at year 2 or 3 depending on amount invested.



With the ind

is our time

our story o



-
- in
-
- www.boydcruwines.com

The Founders



Jon'll Boyd

CEO/Co-Owner/Winemaker

Ran a six figure event planning business from 2011-2019 in DC working with clients such as Hilton, BET, INOVA. MBA in marketing. Completed winemaking apprenticeship, Certified Meeting Professional, Wine Business Management Certification and WSET Level 1.



Matthew Boyd

COO/Co-Owner

Executive MBA from Darden, UVA. Experienced business leader with demonstrated history of excelling in management, and business innovation. Skilled in public speaking, health disparity research, and oncology pharmacy practice development.

The Team

Josh Piquero

Executive Administrative Assistant

Provides high level administrative support to leadership, such as taking calls, scheduling meetings, managing executive requests, and other office duties.

Janice Wright

Wine Tasting Consultant

Organizes and hosts wine tastings and events for individuals or businesses. Also responsible for advising clients on wine purchases and managing their wine collections.

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